Exhibit 99.63

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of the 15th day of March, 2018.

AMONG:

IMMUNOPRECISE NETHERLANDS B.V., a company duly formed under the laws of the Netherlands, with its registered office located in Haarlemmermeer, Netherlands, registered with the trade register of the Chamber of Commerce under number 71010149

(the “Purchaser”)

OF THE FIRST PART

AND:

IMMUNOPRECISE ANTIBODIES LTD., a company duly formed under the laws of the Province of British Columbia, with its principal office located at Unit 3204, 4464 Markham Street, Victoria, BC V8Z 7X8

(the “Parent”)

OF THE SECOND PART

AND:

MODIQUEST RESEARCH B.V., a company duly formed under the laws of the Netherlands, with its principal office located at Kloosterstraat 9 RE2, 5349 AB, Oss, the Netherlands, registered with the trade register of the Chamber of Commerce under number 09148575.

(“ModiQuest Research”)

OF THE THIRD PARTY

AND:

IMMULEASE B.V., a company duly formed under the laws of the Netherlands, with its principal office located at Schoutstraat 58, 6525XV Nijmegen, the Netherlands, registered with the trade register of the Chamber of Commerce under number 09213199.

(“Immulease”)

OF THE FOURTH PART

IMMUSYS B.V., a company duly formed under the laws of the Netherlands, with its principal office located at Schoutstraat 58, 6525XV Nijmegen, the Netherlands, registered with the trade register of the Chamber of Commerce under number 09140672.

(the “Seller”)

OF THE FIFTH PART

WHEREAS:

A.     The Seller is the sole owner of all of the issued and outstanding shares of ModiQuest Research and Immulease;

B.     The Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, all of the outstanding shares of ModiQuest Research and lmmulease in exchange for shares of the Parent and certain payments made by the Purchaser as set forth herein (the “Transaction”); and

C.     The Parties agree that these recitals shall form part of this Agreement,

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.       INTERPRETATION

1.1.    Where used herein or Schedules hereto, the following terms shall have the following meanings:

(a)     “Action” has the meaning set forth in Section 4.15.

(b)     “Additional Dividend” has the meaning set forth in Schedule 6.1.

(c)     “Affiliate” means any and all Persons with respect to which the ultimate parent of a Party, at present or in the future, either directly or indirectly, holds more than fifty percent (50%) of the nominal value of the share capital issued, or more than fifty percent (50%) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the managing directors or otherwise to direct the activities of such Person, or any other Person qualifying as a ‘subsidiary’, as part of a ‘group’ or as a ‘participation’ as referred to in sections 2:24a, 2:24b and 2:24c of the NCC;

(d)     “Agreement” means this agreement including all schedules and appendices referred to herein or attached hereto, any and all as amended from time to time;

(e)     “Breach” means a breach of any of the warranties as referred to in Section 9.1.

(f)     “Business” means the business in which respectively ModiQuest Research and lmmulease are engaged, namely, respectively technology used for antibody generation, expression and optimisation, and the leasing of certain equipment by lmmulease to ModiQuest Research.

(g)     “Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for normal business in Amsterdam, the Netherlands and Victoria, Canada.

(h)     “Cap” means the cap on the aggregate of liabilities as defined in Section 9.4.

(i)     “Cash Payment” means the payment set forth in Section 2.3(a).

(j)     “Closing” means closing of the sale and transfer of the ModiQuest Research Shares and the lmmulease Shares by the Seller to the Purchaser as set forth herein.

(k)     “Closing Date” means the date of closing of the Transaction as agreed to by the Parties but in any event no later than March 31, 2018.

(l)     “Closing Price” means the closing price of the Parent Shares as quoted on the TSXV.

(m)     “Companies” means ModiQuest Research and lmmulease collectively and “Company” means any one of them, as the context requires.

(n)     “Company Director” means lmmusys B.V., the sole statutory director (statutair bestuurder) of each of the Companies on the Signing Date.

(o)     “Data Room” means the data room at https://cp.sync.com/files/625350499 made available to the Purchaser, its Parent and their representatives and advisers from December 6, 2017 to February 28, 2018.

(p)     “Deed of Transfer” means the notarial deed of transfer for the ModiQuest Research Shares and lmmulease Shares, to be executed in the agreed form on the Closing Date before the Notary.

(q)     “Deferred Cash Payment” and “Deferred Cash Payments” have the meanings set forth in Section 2.3(b).

(r)     “Deferred Share Payment” and “Deferred Share Payments” have the meanings set forth in Section 2.3(b)

(s)     “Disentanglement Agreement” has the meaning set forth in Section 4.12(iii).

(t)     “Dividend” has the meaning set forth in Schedule 6.1.

(u)     “Dutch GAAP” means generally accepted accounting principles applicable in the Netherlands to private companies like each of the Companies.

(v)     “EBITDA” means earnings before interest, taxes, depreciation and amortization attributable to ModiQuest Research as a separate business unit, determined in accordance with IFRS.

(w)     “Exchange Rate” means the Bank of Canada noon rate for European Euros in Canadian dollars on the date immediately preceding the Closing Date.

(x)     “Financing” means debt or equity financing to the Parent for not less than €2,500,000.

(y)     “First Additional Payment Date” means the date which is 60 days after the First ModiQuest Fiscal Year End.

(z)     “First ModiQuest Fiscal Year End” means the first ModiQuest Research Fiscal Year End ending on or after December 31, 2018.

(aa)     “Fundamental Warranties” has the meaning as defined in Section 9.1.

(bb)     “Governmental Body” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law, rule or regulation making entity having or purporting to have jurisdiction on behalf of any nation, state, province or subdivision thereof, including any municipality or district.

(cc)     “IFRS” means International Financial Reporting Standards applicable to Canadian publically traded companies.

(dd)     “Intellectual Property Rights” has the meaning set forth in Section 4.20.

(ee)     “lmmulease Shares” means the 18,000 common shares in the capital of lmmulease B.V. held by lmmusys B.V.

(ff)     “Law” means with respect to the relevant subject matter or Person, all applicable legislation, regulations, rules, directives, decrees, and other legislative measures or decisions having the force of law, as well as treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity, and all other laws of, or having effect in, any jurisdiction from time to time.

(gg)     “Lien” means any lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction of any sort whatsoever.

(hh)     “Losses” means all damages and losses assessed in accordance with sections 6:95 et seq. of the NCC, including without limitation all claims, liabilities, obligations, costs, damages, losses and expenses (including reasonable attorneys’ and expert fees and costs of investigation) of any nature, whether or not involving a third party, however excluding loss of (anticipated) share value, loss of profit, loss of goodwill, revenue or dividends, loss of anticipated savings or return on investment, or indirect or consequential losses of any kind.

(ii)     “Management Agreement” means the form of agreement set forth in Appendix A.

(jj)     “Material Permits” has the meaning set forth in Section 4.18.

(kk)     “Material Adverse Effect” or “Material Adverse Change” means any effect, event, occurrence or change that is materially adverse to (i) the legality, validity or enforceability of any Transaction Documents, (ii) the results of operations, assets, business, prospects or condition (financial or otherwise) of the particular Party, taken as a whole, or (iii) a Party’s ability to perform, in any material respect, its obligations under any Transaction Documents, but not including any effect, event, asset, occurrence or change that results or arises from or relates to any change (iv) in applicable Law, generally accepted accounting principles applicable to the particular Party, or interpretations thereof or (v) to economies in general or the industry in which the particular Party operates. For greater clarity, a Material Adverse Effect or Material Adverse Change with respect the Companies, includes an adverse effect or change (A) to the turnover of each Company relative to the turnover in the period 12 months preceding such effect, event, occurrence or change, and/or (B) on the value of the Companies taken as a whole of at least EUR 250,000; and a Material Adverse Effect or Material Adverse Change with respect to the Purchaser and the Parent includes (C) a change in the affairs, assets, liabilities or financial condition of the Parent, taken as a whole, resulting in the closing price of the Parent Shares as quoted by the TSXV on the trading day immediately prior to the Closing Date being less than 20% of the price of the Parent Shares on the Signing Date.

(ll)     “Material Contract” has the meaning set forth in Section 4.14.

(mm)     “ModiQuest Research Fiscal Year End” means the fiscal year end of ModiQuest Research, being December 31 as of the Signing Date, and as such fiscal year end may be amended after Closing.

(nn)     “ModiQuest Research Shares” means the 180 common shares in the capital of ModiQuest Research B.V. held by lmmusys B.V.

(oo)     “NCC” means the Netherlands Civil Code (“Burgerlijk Wetboek”).

(pp)     “Notary” means civil law notary Mr. R.M. Rieter or another civil law notary of Bird & Bird LLP in The Hague, or such civil law notary’s substitute.

(qq)     “Notary Account” means the trust account (kwaliteitsrekening) of the office of the Notary, bank account number NL66ABNA0240486331 in the name of ‘Kwaliteitsrekening Notariaat Bird & Bird” with ABN AMRO Bank (BlC: ABNANL2A).

(rr)     “Party” or “Parties” means respectively each party and more than one party, or as the context requires, all five Parties to this Agreement.

(ss)     “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or agency or subdivision thereof) or other entity of any kind.

(tt)     “Premises” means the premises set forth in Schedule 4.19.

(uu)     “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

(vv)     “Parent Financial Statements” means the audited and unaudited financial statements of the Parent in the Parent Public Filings.

(ww)     “Parent Public Filings” means the Parent’s filings on the SEDAR filing system.

(xx)     “Parent Shares” means common shares in the capital of the Parent.

(yy) “Parent Share Equivalents” means any securities of the Parent that would entitle the holder thereof to acquire at any time Parent Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Parent Shares.

(zz)     “Purchaser’s Group” means the Purchaser, the Parent, any holding company or ultimate beneficial owner of the Parent, any subsidiary of the Parent and any subsidiary of any such holding company or ultimate beneficial owner as well as all their Affiliates;

(aaa)     “Registrar” means the British Columbia Registrar of Companies.

(bbb)     “Required Approvals” has the meaning set out in Section 7.1.

(ccc)     “Second Additional Payment Date” means the date which is 60 days after the Second ModiQuest Fiscal Year End.

(ddd)     “Second ModiQuest Fiscal Year End” means the ModiQuest Research Fiscal Year End ending on or after December 31, 2019.

(eee)     “Securities Authorities” has the meaning set out in Section 7.4.

(fff)     “Seller Principal” means Mr Jos Raats, being the statutory director and the sole shareholder of the Seller.

(ggg)     “Share Payment” means the payments set forth in 2.3(a).

(hhh)     “Shares” means the ModiQuest Research Shares and the lmmulease Shares collectively and “Share” means any one of them, as the context requires.

(iii)     “Signing Date” the date all Parties hereto have signed this Agreement.

(jjj)     “Tax Act” means the Income Tax Act (Canada).

(kkk)     “Taxes” means means all forms of taxation, impositions, duties, contributions and levies in the nature of taxation including (without prejudice to the generality of the foregoing) income tax, tax on capital gains, corporation tax, value added tax, stamp duties, transfer taxes, land taxes (other than rates), sales tax or use taxes, social security contributions, wage taxes, secondary tax liabilities and any amounts withheld on account of any of the foregoing together with all penalties, charges, surcharges, fines, costs and interest relating thereto (in all cases, regardless of whether such taxes, penalties, charges, surcharges, fines, costs and interest are directly or primarily chargeable against or attributable to the relevant Party or any other Person and regardless of whether the relevant Person has, or may have, any right of reimbursement against any other Person) and including any contractual obligation to pay any of the above.

(lll)     “Third Additional Payment Date” means the date which is 60 days after the Third ModiQuest Fiscal Year End.

(mmm)     “Third ModiQuest Fiscal Year End” means the ModiQuest Research Fiscal Year End ending on or after December 31, 2020.

(nnn)     “Transaction Documents” means this Agreement, all exhibits and schedules hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder and any documents required by the TSXV, applicable securities legislation relating to this Agreement and other regulatory bodies having jurisdiction to carry out the terms and objectives of this Agreement.

(ooo)     “TSXV” means the TSX Venture Exchange.

1.2.     All dollar amounts referred to in this Agreement are in lawful currency of Canada, unless expressly stated othenrwise.

1.3.     Any representations or warranties by the Seller or the Purchaser and qualified by the expression ‘to the Seller’s knowledge’, ‘to the Purchaser’s knowledge’ or ‘so far as the Seller is aware’ or any similar expression shall be deemed to comprise such knowledge, information, awareness or knowledge that the named Party actually (feitelijk) has or is deemed to have on the basis of due and careful consideration and diligent enquiry, enquiry in his capacity as a manager/employer and/or, as the case may be, shareholder, of all senior employees of such Party and its Affiliates that have knowledge of the relevant matters, said enquiry made as a result of one Party’s due diligence investigation relative to the transactions contemplated in this Agreement.

1.4.     Where in this Agreement a Dutch term is given in italics or in italics and in brackets after an English term and there is any inconsistency or difference in interpretation between the meaning of the Dutch and the English term, the meaning of the Dutch term shall prevail. English language words used in this Agreement intend to describe Dutch legal concepts, and the interpretation or consequences of the use of those words according to Canadian law or any other foreign Law shall be disregarded.

1.5.     The following schedules are attached to and form part of this Agreement:

Schedule 2.2	Seller
Schedule 4.3	each of the Companies Share Capitalization
Schedule 4.14	each of the Companies Material Contracts
Schedule 4.19	each of the Companies Premises
Schedule 4.20	Intellectual Property
Appendix A	Management Agreement
Appendix B	Disentanglement Agreement

2.       PURCHASE AND SALE OF SHARES

2.1.     Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, the Seller hereby sells, and the Purchaser hereby purchases, the Shares free from any Lien with effect from the Closing Date and with all rights attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Shares after the Closing Date relative to the period thereafter.

2.2.     Transfer of the Shares. On the Closing Date and subject to the terms and conditions set forth herein, the Purchaser agrees to acquire and accept and the Seller agrees to transfer (leveren) to the Purchaser all of its Shares as set forth in Schedule 2.2 hereto, free and clear from any Lien and with all rights attaching to the Shares.

2.3.     Consideration. In consideration of the sale and transfer of the Shares, the Purchaser shall pay a total purchase price of €7,000,000 (in words: seven million euro) as follows:

(a)     On the Closing Date the Purchaser will pay to the Seller an aggregate of €5,000,000 payable in cash and Parent Shares as follows:

(i)

€2,500,000, to be paid to the Seller in cash (the “Cash Payment”). The Purchaser shall ensure that the Cash Payment shall be credited to the Notary Account no later than 14.00 pm CET (Central European Time) on the Closing Date. The Notary shall hold the

Cash Payment in escrow for the Purchaser until execution of the Deed of Transfer, where after the Notary shall hold the Cash Payments in escrow for the Seller, and

(ii)

€2,500,000, to be paid by the issuance by the Parent to the Seller of 6,600,399 Parent Shares (the “Share Payment”) having an agreed upon value of C$0.57 per Parent Share, converted at an agreed upon rate of C$1 = €0.6645 (being the daily exchange rate for December 6, 2017 as quoted by the Bank of Canada); and

(b)     After the Closing Date, the Purchaser will pay to the Seller an aggregate of €2,000,000 payable in cash and Parent Shares as follows:

(i)	On or before the First Additional Payment Date, the Purchaser shall:

(A)     Pay to the Seller €333,333, in cash, and

(B)     Ensure that the Parent shall issue Parent Shares to the Seller having a value of €333,333 based on the greater of (1) $0.57 per Parent Share, and (2) the Closing Price on the First ModiQuest Fiscal Year End, converted to euros based on average the daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the date such Parent Shares are issued,

(ii)	On or before the Second Additional Payment Date, the Purchaser shall:

(A)     Pay to the Seller €333,333, in cash, and

(B)     Ensure that the Parent shall issue Purchaser Shares to the Seller having a value of €333,333 based on the greater of (1) $0.57 per Parent Share, and (2) the Closing Price on the Second ModiQuest Fiscal Year End, converted to euros based on the average daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the date such Parent Shares are issued,

(iii)	On or before the Third Additional Payment Date, the Purchaser shall:

(A)     Pay to the Seller €333,334, in cash, and

(B)     Ensure that the Parent shall issue Parent Shares to the Seller having a value of €333,334 based on the greater of (1) $0.57 per Parent Share, and (2) the Closing Price on the Third ModiQuest Fiscal Year End, converted to euros based on the average daily exchange rate as quoted by the Bank of Canada for the 10 Business Days immediately prior to the date such Parent Shares are issued,

The deferred cash payments under this Section 2.3(b) are hereinafter referred to individually as a “Deferred Cash Payment” and collectively as the “Deferred Cash Payments” the deferred share issuances be made under this Section 2.3(b) are hereinafter referred to individually as a “Deferred Share Payment” and collectively as the “Deferred Share Payments”.

Notwithstanding that the Parent has designated the Purchaser to perform certain obligations under this Section 2.3, as between the Purchaser, Parent and Seller, the Parent shall be jointly and severally liable with the Purchaser to pay each portion of the purchase price in cash and equity to Seller as provided in this Section 2.3.

2.4.     Extension of Deferred Payments.

(a)     lf the ModiQuest Research Fiscal Year End for the particular fiscal year for which a Deferred Cash Payment or Deferred Share Payment is to be made, is the same as the Parent’s fiscal year end for the same period, then the Purchaser and the Parent may elect to delay payment of such Deferred Cash Payment or issuance of such Deferred Share Payment, or both, until the date that is 10 business days after the date that the Parent’s audited financial statements for the particular fiscal year are filed and posted on the SEDAR filing system, provided that the Parent provides written notice of such election to the Seller by no later than the First Additional Payment Date, the Second Additional Payment Date or the Third Additional Payment Date, as applicable.

(b)     lf the Purchaser and the Parent elect to defer payment of the Deferred Cash Payment or issuance of the Deferred Share Payment, or both, as set forth in Section 2.4(a), then the Deferred Cash Payment or the Deferred Share Payment, or both, as applicable and as adjusted as set forth in Section 2.5, shall bear simple interest at a rate of 4% per annum, beginning on the date of the First Additional Payment Date, Second Additional Payment Date or Third Additional Payment Date, as applicable, until the date that such Deferred Cash Payment or Deferred Share Payment is made.

2.5.     Adjustment to Deferred Payments. For Section 2.3(b), the Deferred Cash Payments and the value of the Deferred Share Payments to be made by the Purchaser to the Seller shall be adjusted downwards (but not upwards) if the EBITDA for the ModiQuest Research fiscal year ending on the particular ModiQuest Research fiscal year end date set forth in Section 2.3(b)(i), 2.3(b)(ii), or 2.3(b)(iii) (the “Particular ModiQuest Fiscal Year”), as applicable, is less than the average annual EBITDA over the two (2) comparable ModiQuest Research fiscal years immediately preceding the Particular ModiQuest Fiscal Year. Such adjustment shall be made pro rata based on the ratio that the annual EBITDA for the Particular ModiQuest Fiscal Year bears to the average annual EBITDA over the two (2) comparable ModiQuest fiscal years immediately preceding the Particular ModiQuest Fiscal Year. For example, if the

EBITDA for the ModiQuest Research fiscal year ending December 31, 2018 is €1,000,000 and the average of the annual EBITDA for ModiQuest Research’s fiscal years ending December 31, 2017 and December 31, 2016 is €3,000,000, then the Deferred Cash Payment to be made pursuant to Section 2.3(b)(i)(A) shall be €111,111 and the value of the Parent Shares to be issued pursuant to the Deferred Share Payment under Section 2.3(b)(i)(B) shall be €111,111. Alternatively, if the EBITDA for ModiQuest Research’s fiscal year ending December 31, 2018 is €1,000,000 and the average of the annual EBITDA for ModiQuest Research’s fiscal years ending December 31, 2017 and December 31, 2016 is €1,000,000, then the Deferred Cash Payment to be made pursuant to Section 2.3(b)(i)(A) shall be €333,333 and the value of the Parent Shares to be issued pursuant to the Deferred Share Payment under Section 2.3(b)(i)(B) shall be €333,333.

2.6.     Examination of Books and Records.

(a)     The Seller may, within 10 days of the payment of any Deferred Cash Payment or Deferred Share Payment (the “Initial Review Period”), make written request to the Purchaser and the Parent that they make available to the Seller copies of all supporting documentation, working papers, invoices and other information as may be reasonably required to verify the calculation of the applicable Deferred Cash Payment or Deferred Share Payment (a “Records Request”). Within 10 business days after the receipt of a Records Request, the Purchaser and the Parent shall make such information available to the Seller, and upon receipt of such material, the Seller shall have a further 10 business days to review such information (the “Records Review Period”). During the Records Review Period, the Seller and their authorized representatives shall have access to all books and records of ModiQuest Research, the Purchaser and the Parent to the extent required to complete their review of the calculation of the Deferred Cash Payment or Deferred Share Payment, including but not limited to the working papers used in the preparation thereof. The Purchaser and Parent shall cooperate with the Seller and its authorized representatives with respect to such review. Within the Records Review Period, the Seller shall be entitled, by written notice to the Purchaser and the Parent, to dispute the calculation of the applicable Deferred Cash Payment or Deferred Share Payment, which notice will set out the reasons for the amount in dispute and reasonable details of the calculation of such disputed amount (a “Dispute Notice”). The Purchaser shall have 10 business days after the receipt of a Dispute Notice (the “Negotiation Period”) to review the disputed amount and, if necessary, revise the applicable Deferred Cash Payment or Deferred Share Payment by mutual agreement of the Parent and Seller. lf the Parent and Seller are unable to agree on the adjustments to be made to the Deferred Cash Payment or the Deferred Share Payment within the Negotiation Period, then such disputed items will be referred immediately thereafter to the Parent’s principal independent auditors or, if the Seller and the Parent mutually elect, a Canadian nationally recognized independent firm of chartered accountants that is independent of and has no business dealings with any of the Purchaser, the Parent, ModiQuest Research or the Seller (the “Auditor”). The fees and expenses of the Auditor for reviewing and revising the Deferred Cash Payment or Deferred Share Payment will be paid by the Seller, unless the Auditor determines that the Deferred Cash Payment or Deferred Share Payment is increased by an amount equal to or more than the greater of (A) 3% of the amount originally calculated by the Purchaser and the Parent and (B) €10,000, in which case the Purchaser shall bear the Auditors’ fees. The determination of the Auditor shall be final and binding on the parties. lf the Seller does not dispute in writing the original calculation of the Deferred Cash Payment or Deferred Share Payment within the Initial Review Period or the Records Review Period, if applicable, or if the Seller and Parent mutually agree to settle such dispute within the Negotiation Period, such calculation of the Deferred Cash Payment or Deferred Share Payment shall be final and binding on the parties.

(b) Except as may be required by law, the Seller agrees not to (i) disclose, disseminate or otherwise make public any information provided by the Purchaser and the Parent under this Section 2.6, or (ii) use the information provided by the Purchaser and the Parent under Section 2.6 for any purpose other than disputing the amount of the Deferred Cash Payment or Deferred Share Payment, without the prior written consent of the Purchaser and the Parent, to be obtained in each instance.

2.7.     Closing. Closing shall take place on the Closing Date at the offices of the Notary at Zuid-Hollandplein 22, 2596 AW The Hague, the Netherlands and at such time as agreed to by the Parties or on such other date or at such other time or place as the Parties may mutually agree.

2.8.     Closing Deliveries.

(a)     Companies and the Seller Deliveries. On or prior to the Closing Date, each of the Companies and the Seller shall deliver or cause to be delivered the following documents to the Purchaser:

(i)     The original shareholders register of each of the Companies; and

(ii)     The Amendment Agreement to Management Agreement duly signed by Jos Raats.

(b)     Purchaser Deliveries. On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered the following documents to the Seller;

(i)     Payment by wire transfer, bank draft or certified cheque of the Cash Payment to the Notary Account.

(ii)     A share certificate registered in the name of the Seller representing the Share Payment or a direct registration advice issued by the transfer agent for the Parent Shares advising that the Share Payment has been issued to the Seller and registered in the name of the Seller.

(iii)     A certificate, or the equivalent, as to the corporate existence and good standing of the Parent, issued by the Registrar, dated not more than five business days prior to the Closing Date; and

(iv)     The Amendment Agreement to Management Agreement duly signed by the Purchaser and the Parent.

2.9.     Further Actions.

(a)     The Seller, the Purchaser and each of the Companies shall sign the Deed of Transfer before the Notary who shall execute the Deed of Transfer, thus effectuating the transfer of the Shares from the Seller to the Purchaser.

(b)     On the first Business Day following the Closing Date, the Notary shall pay the Cash Payment to the Seller in the amounts as specified in Section 2.3(a)(i) above, to such bank accounts as shall be designated in writing by the Seller to the Notary.

(c)     Each Party to this Agreement covenants and agrees that, from time to time prior to and subsequent to Closing, it will execute and deliver all such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as may be necessary or desirable in order to carry out the purposes of this Agreement, including, but not limited to, such documents, instruments or agreements as may reasonably be requested by the TSXV in connection with the transactions contemplated in this Agreement.

2.10.     The Notary is a partner of Bird & Bird LLP, the firm of the external legal advisors to the Purchaser. The Seller acknowledges that it is aware of the relevant provisions of the Ordinance lnterdisciplinary Cooperatíon (Verordening Interdisciplinaire Samenwerking) and the articles 19 through 22 of the Professional Code of Conduct (Verordening Beroeps- en Gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Seller hereby acknowledges and agrees that the Notary may advise and act on behalf of the Purchaser and the Parent with respect to this Agreement, and any agreements and/or any disputes related to or resulting from this Agreement but not in respect of the Deed of Transfer.

2.11.     Post-Closing Changes to Company Articles and Directors. The Seller acknowledges, agrees and accepts that post-Closing, the Purchaser intends to (a) appoint an additional member (to be designated by the Purchaser) to the board of managing directors for each of the Companies, and to replace the Seller with Jos Raats as a managing director for each of the Companies; and (b) to amend the articles of association for each of the Companies to provide for a Managing Director A (to be authorized to act alone on behalf of the particular Company) and a Managing Director B (to be authorized to act only in cooperation or jointly with the Managing Director A). The person designated by the Purchaser will be appointed as the Managing Director A, and Mr. Raats will be appointed as the Managing Director B. The Seller covenants and agrees to cooperate with the Purchaser, and to sign and deliver such documents, and to take such actions, as the Purchaser may reasonably request to give effect to the above changes.

3.       REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby warrants to the Purchaser and the Parent that each of the following representations is true and accurate on the Signing Date and will be true and accurate on the Closing Date and acknowledges that the Purchaser is relying on such representations and warranties in connection with the purchase of the Shares:

3.1.     The Seller owns the Shares as the sole legal, beneficial and recorded owner thereof, with good and marketable title thereto, free and clear of all Liens, and demands whatsoever, with full right, power and authority to sell, transfer and deliver the same to the Purchaser upon Closing, and such Shares are not subject to any shareholders’ agreement, voting trust agreement or similar agreement.

3.2.     The Seller is an entity duly incorporated or formed, validly existing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated in this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement and performance by the Seller of the transactions contemplated herein have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Seller.

3.3.     No Person has any agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase any of the Shares.

3.4.     This Agreement has been duly executed by the Seller, and when delivered by the Seller in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Seller, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

3.5.     The Seller represents that it (or any other Person) has no right or claims whatsoever to any shares in the capital of, or any other equity or ownership interest in, each of the Companies other than the Shares, and it (or any other Person) does not have any options, warrants, or any other instruments or rights entitling the Seller to exercise, purchase, convert or otherwise acquire any shares in the capital of, or any other equity or ownership interest in, each or both of the Companies.

3.6.     The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby will not, in any material respect:

(a)     Violate, be in conflict with, result in any breach of, constitute a default, or cause the acceleration of any obligation of the Seller, under:

(i)     Any agreement, instrument, license, permit or authority to which such Seller is, or is entitled to be, a party or to which the Shares are subject,

(ii)     Any judgment, decree, order, statute, rule or regulation applicable to the Seller,

(iii)     Any provision of Law or any judicial or administrative order, award, judgment or decree applicable to the Seller, or

(iv)     Any provision of the constituting documents, articles, by-laws, partnership agreement, resolutions, or other governing documents of the Seller,

(b)     Result in the creation of any Lien upon any or all of the Shares under any agreement or instrument whatsoever; or

(c)     Give to any Person any material interest or rights that have not been waived prior to the date hereof, including pre-emptive or preferential rights of purchase of any part or all of the Shares, or any right of termination, cancellation or acceleration under any agreement, instrument, license, permit or authority referred to in Section 3.6(a)(i);

3.7.     No permits, licenses, certifications, approvals, consents, or other action of a Governmental Body is required for the execution, delivery or performance by the Seller of the Transaction Documents or the transactions contemplated hereby or thereby.

3.8.     The Seller is not a “U.S. person” as that term is defined in Rule 901(k) of Regulation S promulgated under the United States Securities Act of 1933; the Seller was not in the United States at the time it received the offer to acquire the Parent Shares; and the Seller was not in the United States at the time such Seller decided to acquire the Parent Shares or at the time the Seller executed this Agreement.

3.9.     The Seller acknowledges and agrees that:

(a)     no securities commission or similar regulatory authority or other Governmental Body has reviewed or passed on the merits of the Parent Shares;

(b)     there is no government or other insurance covering the Parent Shares;

(c)     there are risks associated with the purchase of the Parent Shares;

(d)     there are restrictions on the Seller’s ability to resell the Parent Shares and it is the responsibility of the Seller to find out what those restrictions are and to comply with them before selling the Parent Shares; and

(e)     the Parent has advised the Seller that the Parent is relying on an exemption from the requirements to provide the Seller with a prospectus and to sell securities through a Person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Seller.

3.10.     The Seller is acquiring the Parent Shares for its own account, for investment purposes only and not with a view to resale or distribution or other disposition of the Parent Shares in violation to applicable securities laws.

3.11.     The Seller has been advised to consult with its own legal, tax and other advisors with respect to the merits of the acquisition of the Parent Shares and applicable resale restrictions, and the Seller is solely responsible for compliance with applicable resale restrictions with respect to the Parent Shares.

4.       REPRESENTATIONS AND WARRANTIES OF EACH OF THE COMPANIES

The Seller (in its capacity of Seller of the Shares and its capacity as managing director of each of the Companies) hereby warrants to the Purchaser and the Parent that each of the following representations is true and accurate on the Signing Date and will be true and accurate on the Closing Date, and acknowledges that the Purchaser and the Parent are relying on such representations and warranties in connection with the purchase of the respective Shares of each of the Companies:

4.1.     Organization and Qualification. Each Company is an entity duly incorporated or otherwise organized, validly existing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Each Company is neither in violation nor in default of any of the provisions of its articles of incorporation. Each Company is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.2.     Subsidiaries, Partnerships and Joint Ventures. The Companies do not have any subsidiaries or agreements of any nature to acquire any subsidiary or to acquire or lease any other business operations and will not prior to the Closing Date acquire, or agree to acquire, any subsidiary or business without the prior written consent of the Purchaser. The Companies are not a partner or a participant in any partnership, joint venture, profit sharing arrangement or other association of any kind, including as a beneficiary or trustee in any trust arrangement and is not party to any agreement under which any Company agrees to carry on any part of its business or any other activity in such manner or by which any Company agrees to any revenue or profit sharing arrangement.

4.3.     Capitalization. The capitalization of each Company is as set forth on Schedule 4.3, and the Shares are registered and recorded in the name of the Seller. The Shares represent all of the issued and outstanding share capital of the relevant Company and, except as set forth on Schedule 4.3, no Company has issued any capital stock. No Person has any right of first refusal, preemptive right, right of participation, or any similar right granted by any Company to participate in the transactions contemplated by the Transaction Documents. Except as set out in Schedule 4.3, there are no outstanding options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares in the capital stock, or contracts, commitments, understandings or arrangements by which any Company is or may become bound to issue additional shares in the capital stock of any Company. The consummation of the transactions contemplated under the Transaction Documents will not obligate any Company to issue interests in the share capital of such Company or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of any shares, options, warrant or similar securities in any Company to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of each Company’s share capital are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. On the Closing Date no further approval or authorization of any shareholder, the Company Director or others will be required to complete the transactions contemplated under the Transaction Documents. There are no shareholders agreements, voting agreements or other similar agreements with respect to Company’s share capital to which any Company is a party or, to the knowledge of the Seller, between or among any of the Companies and the Seller.

4.4.     Ownership of Shares. The Seller is the sole registered legal and beneficial owner of the Shares, and the Shares represent all of the issued and outstanding shares in the capital of the relevant Company.

4.5.     Authorization: Enforcement. Each Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. On the Closing Date, the execution and delivery of each of this Agreement and the other Transaction Documents by each Company and the consummation by it of the transactions contemplated hereby and thereby will be duly authorized by all necessary action on the part of each Company and no further action will be required by any Company, the Company Director or the Seller in connection herewith or therewith other than in connection with the Required Approvals. This Agreement, and each other Transaction Document to which a Company is a party, has been (or upon delivery will have been) duly executed by such Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of such Company enforceable against such Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable Law.

4.6.     No Conflicts. The execution , delivery and performance by each Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of any Company’s certificate or articles of incorporation, or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of any Company, or to Seller’s knowledge give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company debt or Lien) or other written agreement (evidencing a Company debt or Lien) to which Company is a party or by which any property or asset of any Company shall become bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Company is subject (including federal and state securities laws and regulations), or by which any property or asset of any Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

4.7.     Filings, Consents and Approvals. The Companies are not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Companies of the Transaction Documents, other than consents, waivers, authorizations, orders, notices, filings or registrations necessary in connection with the Required Approvals.

4.8.     Books and Records. The books and records of each Company fairly and correctly set out and disclose in all material respects, in accordance with Dutch GAAP, the financial position of each Company as at the date hereof, and all material financial transactions of each Company relating to the Business have been accurately recorded in such books and records in all material respects.

4.9.     Corporate Records. The corporate records and minute books of each Company contain complete and accurate copies of their respective constituting documents, minutes of all meetings and resolutions of the directors or managers (including any committees thereof) and shareholders of such Company, respectively, and the register of shareholders (including register of transfers) and register of directors or managers of Company are complete and accurate in all material respects.

4.10.     Officers and Directors. The officers and directors of each of the Companies are as follows:

Name	Position
lmmusys B.V	Chief Executive Officer of ModiQuest Research
lmmusys B.V	Chief Executive Officer of lmmulease

4.11.     Financial Statements. At the Closing Date, the Financial Statements will have been prepared in accordance with Dutch GAAP as applied by the Companies for the book years 2015, 2016 and 2017, and will present fairly the assets, liabilities and the financial position of Company as at the dates indicated and the results of operation of each Company for the periods indicated as required pursuant to article 2: 391 NCC.

4.12.     No Material Changes. Since December 31, 2016, no Material Adverse Change has occurred. Without prejudice to the foregoing, since December 31, 2016, each Company’s Business has been carried on in the normal course and:

(i)

except in accordance with terms of this Transaction and except for dividend authorised and paid to the Seller relative to book year 2016 of Modiquest Research and the dividend set forth in Schedule 6.1 (which dividend relates to the book year 2017 of ModiQuest Research) no dividend or other distribution on any shares in the capital of any Company has been made, declared or authorized and no Company has either purchased or redeemed or agreed to purchase or redeem any of the shares in its capital;

(ii)

no payment of any kind has been made or authorized to or on behalf of the Seller or to or on behalf of officers, directors or shareholders of any Company; and no Company has paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of any Company except in the ordinary course of business and has not increased or agreed to increase the compensation of any director, officer or management employee except in the ordinary course of business, which may include a 1.5% increase in the salary of ModiQuest Research’s employees and any increases in management fees set forth under the Management Agreement;

(iii)

no Company has transferred, assigned, sold or otherwise disposed of any of its assets except (A) assets transferred, assigned, sold or otherwise disposed of in the ordinary course of business which has been disclosed to Purchaser and (B) assets transferred, assigned, sold or otherwise disposed of to disentangle assets held beneficially or jointly with ModiQuest BV, ModiQuest Therapeutics BV or the Seller as set forth in that lntra-Group Disentanglement Agreement among ModiQuest BV, ModiQuest

Therapeutics BV, ModiQuest Research and the Seller attached as Appendix B to this Agreement (the “Disentanglement Agreement”) provided that, with respect to this Section 4.12(iii)(B), the Seller has, prior to the Signing Date, provided the Purchaser and the Parent with a written list of all such assets transferred, assigned or sold to pursuant to the Disentanglement Agreement;

(iv)	no Company has discharged or satisfied any Lien or subjected any of its assets to any Lien;

(v)

to Seller’s knowledge no Company has incurred or assumed any liability (fixed or contingent) other than liabilities included in the relevant Company Financial Statements (ending December 31, 2016) and liabilities incurred or assumed, or resulting from contracts entered into since December 31, 2016 in the ordinary course of business;

(vi)	no Company has suffered an extraordinary loss, or waived any rights of material value (each in excess of euro 50,000); and

(vii)

no Company has incurred or assumed any material obligation, except for material obligations incurred or assumed, or resulting from contracts entered into, since December 31, 2016 in the ordinary course of business.

4.13.     Sole Business. The Business is the only business which has been or is currently conducted by the Companies.

4.14.     Material Contracts and Capital Commitments. Schedule 4.14 sets forth the material agreements, contracts, mortgages, indentures and leases to which any Company is a Party or to which it is bound (each, an “Material Contract” and collectively, the “Material Contracts”) which when absent or terminated would cause a Material Adverse Effect. Each Material Contract to the Seller’s knowledge is valid and binding and is in full force and effect, and the Companies have not, nor to the Seller’s knowledge has any third party, breached any material provision of, or is in default under the terms of, any such Material Contract.

4.15.     Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Seller, threatened against or affecting any Company or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the transactions contemplated therein or (ii) to Seller’s knowledge could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither Company nor any director or officer thereof is or has been the subject of any Action involving a claim of violation of or liability under applicable securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Seller, there is not pending or contemplated, any investigation by any Governmental Body involving any Company, or any current or former director or officer of any Company.

4.16.    Labour Relations.  No labor dispute exists or, to the knowledge of the Seller, is imminent with respect to any of the employees of any Company, which could reasonably be expected to result in a Material Adverse Effect. None of Companies’ employees to Seller’s knowledge is a member of a union that relates to such employee’s relationship with the relevant Company, and no Company is a party to a collective bargaining agreement, and the Seller believes that their relationships with their employees are good. To the knowledge of the Seller, no executive officer of any Company is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject any Company to any liability with respect to any of the foregoing matters. Each Company is in compliance with all applicable Laws relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.17.    Compliance.  To the Seller’s knowledge, no Company: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by a Company under), nor has any Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.18.    Regulatory Permits.  Each Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted by them, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and each Company has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

4.19.    Title to Assets.  Each Company has good and marketable title to all real property owned and leased by it as set forth in Schedule 4.19 and good and marketable title in all personal property owned by it that is material to the Business, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by any Company, and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with Dutch GAAP and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by each Company are held by it under valid, subsisting and enforceable leases with which each Company are in material compliance.

4.20.    lntellectual Property.  To the Seller’s knowledge, each Company has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as necessary or required for use in connection with its Businesses as presently conducted and which the failure to so have could have a Material Adverse Effect as such rights are set forth in Schedule 4.20 (collectively, the “lntellectual Property Rights”), except with respect to the HEK293 cell lines, which ModiQuest Research uses without a license. No Company has received a notice (written) that any of the lntellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned within seven (7) years from the Signing Date. Except with respect to the co-existence agreement dated July 17, 2017 among the Seller and Quest Diagnostic lnvestments LLC (a copy of which has been provided by the Seller to the Parent) concerning the restricted registration and use of the ModiQuest trademark, inclusive of its logo and the caption “research”, no Company has received a written notice of a claim that the lntellectual Property Rights violate or infringe upon the rights of any Person. Except as set forth in Schedule 4.20, no Company has licensed any of its lntellectual Property Rights. To the knowledge of the Seller, all such lntellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the lntellectual Property Rights. Each Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.21.    Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, each Company (i) has made or filed all federal, state and local income and franchise Tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such returns, reports or declarations apply according to Dutch GAAP as applied by each of the Companies. To the knowledge of the Seller there are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

4.22.    Related Party lndebtedness.  Except as disclosed in Financial Statements and salaries incurred in the ordinary course of business since the date thereof, no Company has loans or indebtedness outstanding which have been made to or from directors, former directors, officers, shareholders and employees of such Company or to any person or corporate body not dealing at arm’s length with any of the foregoing.

4.23.    Guarantees of lndebtedness.  No Company has guaranteed any dividend, obligation or indebtedness of any other Person, nor has any other Person guaranteed any dividend, obligation or indebtedness of any Company, except as provided under section 4.12 (i).

4.24.    Insurance.   Each Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which such Company is engaged. No Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires (or terminates at Closing, if applicable) or to obtain similar coverage from similar insurers as may be necessary to continue its business after Closing without a significant increase in cost.

5.        REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

The Purchaser and the Parent warrant to each of the Companies and the Seller that each of the following representations is true and accurate on the Signing Date and will be true and accurate on the Closing Date and acknowledge that each of the Companies and the Seller are relying upon such covenants, representations and warranties in entering into this Agreement:

5.1.    Organization and Qualification.  The Purchaser is a company duly incorporated, and validly existing under the laws of the Netherlands, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Parent is a company duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Purchaser nor the Parent is in violation or default of any of the provisions of its respective certificate or notice of articles, articles or other organizational or charter documents. The Parent is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

5.2.    Capitalization.  The authorized capital of the Parent consists of an unlimited number of common shares without par value, of which, as of the Signing Date, 47,643,459 common shares are issued and outstanding.

5.3.    Authorization; Enforcement.  Each of the Purchaser and the Parent have the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. On the Closing Date, the execution and delivery of each of this Agreement and the other Transaction Documents by the Purchaser and the Parent and the consummation by it of the transactions contemplated hereby and thereby will be duly authorized by all necessary action on the part of the Purchaser and the Parent and no further action will be required by the Purchaser, the Parent, their respective board of directors or their shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by each of the Purchaser and the Parent and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Purchaser and the Parent enforceable against the Purchaser and the Parent in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable Law.

5.4.    No Conflicts.  The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and the other Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Purchaser’s or the Parent’s articles of incorporation or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Purchaser or the Parent or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Purchaser debt, a Parent debt or otherwise) or other understanding to which the Purchaser or the Parent is a party or by which any property or asset of the Purchaser or the Parent is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Purchaser or the Parent is subject (including federal and state securities laws and regulations), or by which any property or asset of the Purchaser and the Parent is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

5.5.    Filings, Consents and Approvals.  Neither the Purchaser nor the Parent is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Purchaser and the Parent of the Transaction Documents to which it is a party, other than consents, waivers, authorizations, orders, notices, filings or registrations necessary in connection with the Required Approvals.

5.6.    lssuance of the Securities.  Upon Closing, all of the Parent Shares issued to the Seller will be duly and validly issued, fully paid and non-assessable shares in the capital of the Parent.

5.7.    Reporting lssuer.  The Parent is a reporting issuer in good standing in the province of British Columbia and Alberta, and is not in default of any applicable securities, taxation and corporate legislation, regulations, orders, notices or policies in force therein.

5.8.    Disclosure Record.  The Parent has timely filed with the relevant authorities all documents required to have been filed by it under the securities laws applicable to it. As of their respective dates, each of the Parent Public Filings complied in all material respects with the requirements of the applicable securities laws pertaining to such filings, and none of the Parent Public Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made. There have been no confidential material change reports filed by the Parent with any securities regulatory authority having jurisdiction. No material adverse change in the Parent’s financial position has taken place since the date of the latest balance sheet contained in its most recent audited financial statements, except as publicly disclosed in the Parent Public Filings.

5.9.    Exchange Listing and Filings.  The Parent Shares are listed on the TSXV and, on the Closing Date, the Parent Shares to be issued to the Seller as set out in Section 2.2 hereto will have been, or will prior to the Closing Date, be approved for issuance, listing and, upon expiry of all resale restrictions, trading through the TSXV.

5.10.    Parent Financial Statements.  The Parent Financial Statements have been prepared in accordance with applicable securities laws and in accordance with IFRS applicable to Canadian public enterprises and present fairly the assets, liabilities and the financial position of the Parent as at the dates indicated and the results of operation of the Parent for the periods indicated and no Material Adverse Effect in such financial position or such results of operation has occurred since the dates thereof. The Parent has not received any advice or notification from its independent certified public accountants that the Parent has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Parent Financial Statements or the books and records of the Parent, any properties, assets, liabilities, revenues or expenses.

5.11.    Litigation.  There is no Action pending or, to the knowledge of the Parent, threatened against or affecting the Purchaser, the Parent or any of their properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the transactions contemplated therein or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Purchaser, the Parent, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under applicable securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Parent, there is not pending or contemplated, any investigation by any Governmental Body involving the Parent or any current or former director or officer of the Parent.

5.12.    Compliance.   To the Purchaser’s knowledge, after reasonable investigation, neither the Purchaser nor the Parent: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Purchaser or the Parent thereunder), nor has the Purchaser or the Parent received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is not and has not been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

5.13.    Taxes.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Parent (i) has made or filed all federal, state and local income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Parent know of no basis for any such claim.

6.       ADDITIONAL COVENANTS OF PARTIES

6.1.    Covenants of the Seller and the Companies.  Each of the Companies hereby covenant and agree with the Purchaser and the Parent as follows, and the Seller, jointly and severally, covenants and agrees to do such things as may be necessary or desirable to cause or permit each of the Companies to comply with the following:

(a)    Conduct of Business.  Between the Signing Date and the Closing of the transactions contemplated hereby, unless otherwise expressly contemplated or permitted in this Agreement or consented to in writing by the Purchaser, each Company will:

(i)       Conduct the Business substantially as presently operated and only in the ordinary course and in compliance with all applicable Laws;

(ii)      Maintain the books, records and accounts of each Company in the ordinary course of business and record all transactions on a basis consistent with past practices;

(iii)     Not amend the articles, by-laws or other constitutional documents of any Company or the terms of the outstanding securities of any Company, including any outstanding indebtedness and credit facilities of any Company;

(iv)        Not amalgamate, merge or otherwise consolidate itself with any other Person or adopt or enter into a plan of liquidation or dissolution with respect to itself;

(v)         Not issue, sell, pledge, lease, dispose of or otherwise encumber any securities or any options, warrants or other rights to acquire securities, or redeem or purchase any of the outstanding securities of or ownership interests in any Company;

(vi)        Not incur or commit to incur any indebtedness for borrowed money nor pay any indebtedness (other than trade payables incurred in the ordinary course of business or as disclosed in Financial Statements);

(vii)       Not guarantee, endorse or otherwise become responsible for any material liability, obligation or indemnity of any other Person, or make any loans or advances, any and all other than those incurred or assumed in the ordinary course of business or appearing in the Disentanglement Agreement;

(viii)      Not split, consolidate or reclassify any of the shares nor undertake any other capital reorganization;

(ix)        Not sell, lease, encumber or otherwise dispose of, directly or indirectly, any properties or assets of Company, other than in the ordinary course of their respective businesses;

(x)         Not enter into any partnership, joint venture, memorandum of understanding, strategic alliance or similar agreement, arrangement or relationship, or any new material contract (other than contracts in the ordinary course of business); and

(xi)        Not declare, set aside or pay any dividend or other distribution to its shareholders or other owners, with the exception of a dividend payment as set forth in Schedule 6.1(a).

Notwithstanding the generality of the forgoing, the Parties acknowledge and agree that ModiQuest Research, the Seller, ModiQuest BV and ModiQuest Therapeutics BV are in the process of reorganizing their affairs, which reorganization includes the transfer of assets and list other actions being taken as part of re-organization among ModiQuest Research, the Seller, ModiQuest BV and ModiQuest Therapeutics BV and that such actions will not constitute a breach of this Section 6.1(a) to the extent that the Seller has, prior to the Signing Date, provided the Purchaser and the Parent with a written list of such transfers and other actions to be taken, including a reasonable description of the assets to be transferred or otherwise assigned to the Seller, ModiQuest BV and ModiQuest Therapeutics and the Seller and the Purchaser have consented to such transfers and other actions.

(b)    Financial Statements.  Each of the Companies shall provide the Purchaser with its Financial Statements as soon as practicable after the date hereof.

(c)    Conditions of Closing.  The Seller shall use commercially reasonable efforts to cause each of the terms and conditions precedent for the benefit of the Purchaser to be fulfilled on or before the Closing Date.

6.2.    Covenants of the Purchaser.  The Purchaser and the Parent hereby covenant and agree with each of the Companies and the Seller as follows:

(a)    Conditions of Closing.  The Purchaser and the Parent shall use commercially reasonable efforts to cause each of the conditions to closing for the benefit of each of the Companies and the Seller to be fulfilled on or before the Closing Date.

6.3.    Mutual Covenants.  Each of the Purchaser, the Parent, each of the Companies and the Seller hereby covenant and agree each with the other as follows:

(a)    Confidentiality.

(i)        All information regarding each of the Companies and the Seller and their respective affiliates, provided to the Purchaser and the Parent under this Agreement or in furtherance of the transactions contemplated hereunder, will be kept in strict confidence by the Purchaser, the Parent and their Affiliates and agents and will not be used, dealt with, exploited or commercialized or disclosed to any third party (other than the Purchaser’s and the Parent’s professional advisors with a need to know such information for the purposes contemplated in this Agreement) by the Purchaser, the Parent or any of their Affiliates or agents without the prior written consent of the Seller unless (A) such disclosure is required by law, by regulatory authorities having jurisdiction with respect to the Parent or the transactions contemplated herein or by the TSXV, or (B) such disclosure is reasonably necessary for the completion of the transactions contemplated herein. lf the transactions contemplated in this Agreement do not proceed for any reason, then upon receipt of a written request from the Seller, the Parent will immediately return to the Seller or destroy all information regarding each of the Companies, the Seller and their respective Affiliates provided in connection with the transactions contemplated in this Agreement.

(ii)        All information regarding the Purchaser, the Parent and their Affiliates, provided to the Seller under this Agreement or in furtherance of the transactions contemplated hereunder, will be kept in strict confidence by the Seller and its Affiliates and agents and will not be used, dealt with, exploited or commercialized or disclosed to any third party (other than the Seller’s professional advisors with a need to know such information for the purposes contemplated in this Agreement) by the Seller or any Affiliate or their agents without the prior written consent of the Purchaser or the Parent unless (A) such disclosure is required by law, by regulatory authorities having jurisdiction with respect to each of the Companies or the transactions contemplated herein or by the TSXV, or (B) such disclosure is reasonably necessary for the completion of the transactions contemplated herein. lf the transactions contemplated in this Agreement do not proceed for any reason, then upon receipt of a written request from the Purchaser (or the Parent), the Seller will immediately return to the Purchaser (or the Parent) or destroy all information regarding the Purchaser, the Parent and their Affiliates provided in connection with the transactions contemplated in this Agreement.

(iii)     Notwithstanding the generality of the forgoing, the provisions of Section 6.3(a)(i) and 6.3(a)(ii) shall not apply to any information that the Purchaser or the Parent (in the case of Section 6.3(a)(i)) or the Seller (in the case of Sectíon 6.3(a)(ii)) can demonstrate:

(A)     is or becomes available to the public other than as a direct or indirect result of any violation by the Purchaser or the Parent of Section 6.3(a)(i) or the Seller of Section 6.3(a)(ii);

(B)     is or becomes available to the Purchaser or the Parent (in the case of Section 6.3(a)(i)) or the Seller (in the case of 6.3(a)(ii)) on a non-confidential basis from a source other than the Purchaser, the Parent or the Seller, provided that such source does not owe a duty of confidentiality to the Seller (in the case of Section 6.3(a)(i)) or the Purchaser or the Parent (in the case of Section 6.3(a)(ii));

(C)     is or was demonstrably independently developed by the Purchaser or the Parent (in the case of Section 6.3(a)(i)) or the Seller or any of the Companies (in the case of 6.3(a)(ii)) without the use of any information disclosed pursuant to Section 6.3(a)(i)) or Section 6.3(a)(ii)); or

(D)     was lawfully and demonstrably in the possession of the Purchaser or the Parent (in the case of Section 6.3(a)(i)) or the Seller or any of the Companies (in the case of Section 6.3(a)(ii)) prior to its disclosure by Seller or any of the Companies, the Purchaser or the Parent.

(b)     Non-Solicitation. Until such time, if any, as this Agreement is terminated pursuant to the terms set out herein, except in accordance with the terms and conditions of this Agreement, the Companies and the Seller will not directly or indirectly solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or otherwise consider the merits of any unsolicited inquiries or proposals from, any Person or entity (other than the Purchaser or the Parent) relating to any transaction involving (i) the sale of any of businesses or assets (other than sales made in the ordinary course of business) of any of the Companies; (ii) any sale of the capital stock or other ownership interests of any of the Companies; or (iii) any merger, consolidation, business combination or similar transaction. Each of the Companies and the Seller agrees to promptly notify the Purchaser if it receives an unsolicited offer for any such transaction, or obtains information that such an offer is reasonably likely to be made, which notice shall include the identity of the prospective offeror and, if known, the consideration to be paid and terms of the prospective offer.

6.4.     Additional Dividend. The Parties agree that, after Closing, the Seller shall be entitled to the Additional Dividend on the terms and subject to the conditions set forth in Schedule 6.1 and each of the Parties agrees to comply with the provisions of Schedule 6.1 in respect of the Additional Dividend.

7.       SECURITIES REGULATORY APPROVALS

7.1.     The terms of this Agreement are subject to the approval of all securities regulatory authorities having jurisdiction with respect to this Agreement and the transactions contemplated herein, including, but not limited to, the TSXV (the “Required Approvals”).

7.2.     The Parent will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to obtain the approval of all applicable regulatory authorities, including the TSXV, to the transactions and within the time contemplated in this Agreement.

7.3.     The Seller and each of the Companies shall promptly comply with all reasonable conditions and requirements of the TSXV to the completion of the transactions contemplated herein.

7.4.     lf the TSXV or any other securities regulatory authority having jurisdiction with respect to this Agreement and the transactions contemplated herein (collectively the “Securities Authorities”), shall prevent the consummation of the transactions contemplated herein, neither of the Parties nor their respective directors, officers, legal counsel, servants, or agents shall in any way be liable to the other Parties to this Agreement in respect of any damages or losses suffered by them as a result of such failure of the Securities Authorities to give their approval, provided that such Party has, with all due diligence and in good faith, used and demonstrates its commercially reasonable efforts to obtain the approval of such Securities Authorities.

7.5.     The Seller and the Parent shall provide each other with reasonable opportunity to review and comment on all filings, applications, submissions and other material communications to Securities Authorities. The Seller and the Parent shall use its commercially reasonable efforts to cooperate with and assist each other in the preparation and making of all filings, applications and submissions to such Securities Authorities.

7.6.     The Seller and the Parent shall promptly notify each other of any material communication to such party from any Securities Authorities in respect of the transactions contemplated herein and shall provide the other Party with a copy thereof if such communication is in writing. The Seller and the Parent shall consult with each other prior to participating in any substantive meeting or discussion with any Securities Authorities in respect of the transactions contemplated herein and shall give each other the opportunity to attend and participate thereat.

7.7.     The Seller understands, acknowledges and agrees that, if required under applicable securities laws and the policies of the TSXV, the Parent Shares issued as part of the Share Payment or the Deferred Share Payment may be subject to restrictions on resale and the certificates or electronic records representing the Share Payment or the Deferred Share Payments, and any certificates or electronic records issued in exchange therefor, may be endorsed with restrictive legends substantially similar to the following:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY [insert the date that is four months and a day after the distribution date].

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [insert the date that is four months and a day after the distribution date].”

8.       CONDITIONS PRECEDENT TO CLOSING

8.1.     Mutual Conditions Precedent. The respective obligations of the Purchaser, the Parent, each of the Companies and the Seller to complete the transactions contemplated in this Agreement are subject to the fulfilment, at or prior to Closing, of the following conditions:

(a)     The TSXV shall have approved such Agreement and such transactions;

(b)     lf required by any applicable Law or securities regulatory authority having jurisdiction with respect to this Agreement and the transactions contemplated herein, including, but not limited to, the TSXV, the shareholders of the Seller shall have approved the transactions contemplated in this Agreement; and

(c)     There shall have been no action taken under any applicable Law by any Governmental Body which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits or would otherwise have a Material Adverse Effect on one Party’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document as a result of which the other Party or Parties cannot reasonably require from such Party the completion of the transactions contemplated in this Agreement.

8.2.     The conditions precedent in Section 8.1 are for the mutual benefit of the Parties and may be waived, in whole or in part, at any time by each of the Parties, such waiver being without prejudice to any other right that any Party may have. In the event any of the foregoing conditions contained in Section 8.1 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of the Parties, any of the Purchaser, the Parent or the Seller may terminate this Agreement by written notice to the other and in such event each of the Purchaser, the Parent, each of the Companies and the Seller shall be released from all further obligations hereunder.

8.3.     Conditions Precedent to Purchaser’s and Parent’s Obligations. All of the obligations of the Purchaser and/or the Parent to complete the transactions contemplated in this Agreement are subject to the fulfilment, at or prior to Closing, of the following conditions:

(a)     The Parent shall have completed the Financing on terms satisfactory to the Parent, in its sole discretion;

(b)     The respective representations and warranties of the Seller including those set forth in Section 4 concerning each of the Companies contained in this Agreement shall be, in all material respects, true and correct when made and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date;

(c)     Each of the Companies and the Seller shall have performed and complied in all material respects with all of their respective covenants and obligations required to be performed prior to Closing;

(d)     The Seller obtaining all required directors’, shareholders’, regulatory, and third party consents required for the Transaction

(e)     Between Signing Date and Closing, there shall have been no Material Adverse Change in the Business, taken as a whole; and

(f)     At Closing, each of the Companies and the Seller shall have delivered those items set forth in Section 2.8(a) of this Agreement.

8.4.     The conditions precedent in Section 8.3 are for the benefit of the Purchaser and the Parent and may be waived, in whole or in part, at any time by each of them, such waiver being without prejudice to any other right that any Party may have. In the event any of the foregoing conditions contained in Section 8.3 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of the Purchaser or the Parent, each of the Purchaser and the Parent may terminate this Agreement by written notice to the Seller and the Seller and in such event each of the Parties shall be released from all further obligations hereunder.

8.5.     Conditions Precedent to each of the Companies and Seller Obligations. All of the obligations of each of the Companies and the Seller to complete the transactions contemplated in this Agreement are subject to fulfilment, at or prior to Closing, of the following conditions:

(a)     The representations and warranties of the Purchaser and the Parent contained in this Agreement shall be, in all material respects, true and correct when made and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date;

(b)     The Purchaser and the Parent shall have performed and complied in all material respects with all of its covenants and obligations required to be performed prior to Closing;

(c)     The Purchaser and the Parent obtaining all required directors’, shareholders’, regulatory, and third Party consents required for the Transaction;

(d)     Between Signing Date and Closing, there shall have been no Material Adverse Change with respect to the Parent; and

(e)     At Closing, the Purchaser or the Parent shall have delivered those items set forth in Section 2.8(b) of this Agreement.

8.6.     The conditions precedent in Section 8.5 are for the benefit of each of the Companies and the Seller and may be waived, in whole or in part, at any time by each of the Companies and the Seller, such waiver being without prejudice to any other right that any Party may have. In the event any of the foregoing conditions contained in Section 8.5 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of each of the Companies or the Seller, any of each of the Companies or the Seller may terminate this Agreement by written notice to the other and in such event each of the Parties shall be released from all further obligations hereunder.

9.       LIMITATIONS OF LIABILITY; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

9.1.     In the event of a breach by the relevant Party or Parties (such Party the “Breaching Party”) of any of the representations and warranties listed in Section 3, 4 and 5 and the Schedules referred to herein (a “Breach”), the Party or Parties suffering Losses (such Party the “non-Breaching Party”) shall upon obtaining knowledge thereof notify the Breaching Party promptly in writing of such Breach, setting out in reasonable detail the events or facts giving rise to the Breach, and to the extent possible indicating the amount of Losses involved. The failure of a non-Breaching Party to make a claim shall, however, not be considered a waiver of the right to make this claim as long as the claim is made in writing and is received by the Breaching Party within eighteen (18) months from the Closing Date, or, in the event of a claim resulting from a Breach of the following representations and warranties (the “Fundamental Warranties”), is made in writing and is received by the Breaching Party within the periods specified below:

(a)     Section 3, Section 4.1 – 4.6(i), 4.7, Section 4.12 (v) and Sections 5.1-5.7 within the period set by the relevant state of limitations relating to claims; and

(b)     Section 4.21 and Section 5.13 (Taxation) within six (6) months after the period set by the relevant statute of limitations relating to Taxes.

9.2.     In the event of a Breach, as sole and exclusive remedy to the non-Breaching Party, the Breaching Party shall compensate the non-Breaching Party for any Losses suffered by the Non-Breaching Party as a result of such Breach, provided that the maximum liability shall not exceed the amount referred to in Section 9.4.

9.3.     A claim against the Breaching Party for Losses in connection with a Breach shall:

(a)     not be permitted for any individual claims or series of related claims in an amount equal to or below € 25,000 (twenty five thousand Euro);

(b)     in any event, not be permitted unless the aggregate of either all of the non-Breaching Party’s claims in excess of the limit under (a) above exceeds the sum of € 100,000 (hundred thousand Euro), in which case the full amount of Losses shall be payable and not only the excess;

(c)     in the event of a claim resulting from a Breach of any of the Fundamental Warranties, not be permitted upon the elapse of the relevant limitation period as specified in Section 9.1;

(d)     in any other event, not be permitted after eighteen (18) months after the Closing Date,

provided that the thresholds referred to in Section 9.3.(a) and (b) shall not apply to claims relating to the Fundamental Warranties.

9.4.     The Breaching Party shall not be liable for Losses as a result of any Breaches in excess of 20% of the Cash Payment (the “Cap”), provided that the Cap shall not apply to any claim in relation to any of the Fundamental Warranties, which are subject to a cap equal to 100% of the Cash Payment.

9.5.     Any Losses payable by the relevant Breaching Party under this Agreement shall take into consideration any negative or positive effects to the non-Breaching (including but not limited to Tax effects).

9.6.     The Parties agree that if a claim notified to the Breaching Party is a result of or connected with a claim by a third party (each such claim a “Third Party Claim”) against or owed by the non-Breaching Party (or the relevant Company), then:

(a)     no admissions in relation to such Third Party Claim shall be made by or on behalf of the non-Breaching Party or any of its Affiliates (including the Companies) and the claim shall not be compromised, disposed of or settled without first consulting with the Breaching Party including a description in reasonable detail of the events or facts giving rise to said Third Party Claim, the interests at stake (as referred to hereinafter), and actions to be taken and making a fair attempt to agree with the Breaching Party on how to settle the Third Party Claim (a “Mutual Settlement Attempt”), unless circumstances reasonably require immediate action from the non-Breaching Party or the relevant Company and the non-Breaching Party is not reasonably able to timely consult with the Breaching Party and to make a Mutual Settlement Attempt, in which case the non-Breaching Party shall immediately (if reasonably possible by email prior to any action, and otherwise as soon as reasonably practicable thereafter) inform the Breaching Party of any such situation, setting out in reasonable detail the actions to be taken in relation to such Third Party Claim and the interests at stake (as referred to hereinafter). For the avoidance of misunderstanding; the non-Breaching Party shall have the right, following such consultation and a Mutual Settlement Attempt, to settle with its own professional advisors, any such Third Party Claim by way of a written settlement agreement allowing its disclosure to the Breaching Party, provided (a) such settlement shall at all times strike a fair balance between the interests of the Breaching Party in keeping the Losses as low as possible on one hand and the interests of the non-Breaching Party in maintaining existing business relationships with such third Parties on the other hand;

(b)     the Parties will cooperate in dealing with any Third Party Claim and will allow each other access to all relevant books and records during normal business hours, with the right to make copies thereof and/or take extracts therefrom;

(c)     without prejudice to the generality of the foregoing, the Breaching Party shall make available to the non-Breaching Party such persons as the non-Breaching Party may reasonably request for assessing, contesting, disputing, defending, compromising or appealing the Third Party Claim, and shall attend any relevant proceedings as a witness to give evidence and prepare appropriately for such attendance;

(d)     the non-Breaching Party shall provide the Breaching Party a true and complete copy of any written settlement agreement signed by the Third Party and the non-Breaching Party, or as the case may be, a true and complete copy of any arbitration decisions, verdict or court judgments relative to any Third Party Claim.

9.7.     The non-Breaching Party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any claims or Losses in the absence of mitigation might give rise to a liability in respect of any claims. Nothing in this Agreement shall be deemed to relieve non-Breaching Party from any duty under applicable law to mitigate any loss or damage incurred by it as a result of any Breach.

9.8.     No claims for Losses may be made for and neither the Purchaser nor the Parent shall be indemnified or reimbursed for any Losses resulting from a Breach which was, is or could have become known to the Purchaser or the Parent by reviewing the documents fairly disclosed to it in the Data Room or otherwise provided by the Seller or by any of the Companies, or their advisors or representatives, in the period as from October [20], 2017 to the Signing Date of this Agreement or for which provision was made in the 31 December 2017 Financial Statements. For the purpose hereof, ‘fairly disclosed’ means all facts, matters or other information which could have been reasonably discovered from records which are in the public domain, all facts, matters or other information that appear clearly on the face of it, and facts, matters or other information disclosed in the Data Room or otherwise in such a manner and with such detail that a prudent individual who is knowledgeable in the relevant field, and who may or could have been assisted by professional advisors, reviewing the relevant information should have reasonably assessed the financial, legal, commercial or other relevance and consequences of such disclosure, provided (and without prejudice to the Purchaser’s right to terminate this Agreement pursuant to Section 8.3(b) and Section 8.4) that if the Seller has knowledge of a Breach prior to the Closing Date, the limitations set forth in this Section 9.8 shall not apply unless the Seller has provided express notice to the Purchaser and the Parent of such Breach prior to the Closing Date, including a description in reasonable detail of the circumstances relating to such Breach. Notwithstanding anything in this Agreement to the contrary, neither the Purchaser nor the Parent shall be indemnified or reimbursed for any Losses resulting from a Breach or inaccuracy of any representation, warranty if the Party seeking indemnification for such Losses had actual knowledge of such Breach or of any facts or circumstances rendering such representation or warranty inaccurate prior to the Closing.

9.9.     The Breaching Party shall not be liable for a warranty Breach to the extent it relates to:

(a)     Any act, omission, transaction, or arrangement performed at the request of the non-Breaching Party before the Closing Date or in respect of which the non-Breaching Party has given its prior written consent or performed by the non-Breaching Party after the Closing Date;

(b)     Any change in applicable Law or generally accepted published interpretation of applicable Law after the Closing Date;

(c)    Any change in the accounting or taxation policies and practice of the non-Breaching Party after the Closing Date in comparison to the accounting or taxation policies prior to the Closing; and/or

(d)     A contingent liability.

9.10.     Any Losses for which the non-Breaching Party can claim indemnification shall take into account any amount actually received by the non-Breaching Party or the relevant Company under any insurance policy, less any increase in Purchaser’s insurance premium as a consequence of recovering any such Losses under any such policy.

9.11.     Neither the Purchaser nor the Parent shall be entitled to deduct any amount or set off any claim for Losses or other (alleged) indebtedness of the Seller to the Purchaser or the Parent against any portion of the purchase price set forth in Section 2.3 due (or to become due) by the Purchaser to the Seller nor delay payment of any portion of the purchase price.

9.12.     The Purchaser and the Parent confirm that when entering into this Agreement it did not rely on any other warranty or statement than the Seller’s representations and warranties set out in Sections 3 and 4. The applicability of sections 7:17 and 7:20 up to and including 7:23 of the Dutch Civil Code is hereby excluded. The Purchaser and the Parent acknowledge and agree that neither the Seller, the Companies nor any of their advisers make any representation or warranty as to the accuracy of forecasts, estimates, projections, statements of intent or statements of opinion given to the Purchaser, the Parent or other member of the Purchaser’s Group or their advisers or as may be included in any information in the Data Room, provided that the Seller represents and warrants to the Purchaser and the Parent that the Seller believes any forecasts, estimates, projections, statements of intent or statements of opinion given to the Purchaser, the Parent or other member of the Purchaser’s Group or their advisors or as may be included in any information in the Data Room are reasonable in the circumstances.

9.13.     None of the limitations of liability as set out in this Section 9 shall apply to any claim arising from fraud and/or deliberately misleading statements (“bedrog”) by the Breaching Party, including any claim in relation to Tax, where any relevant Governmental Authorities alleges fraud, default, negligent conduct or conduct involving dishonesty on the part of the Breaching Party and/or any Company or in relation to the matter giving rise to such claim.

9.14.     None of the limitations of liability as set out in this Section 9 or other contractual provisions herein such as under Section 5 shall prejudice in any manner any right the Seller may have as a shareholder of the Parent under the Securities Act (British Columbia) or other Laws protecting shareholders in a public company in Canada, and in the event of any conflict between any contractual provisions herein and said rights under Canadian or other foreign Law, the latter shall supersede and set aside the conflicting contractual provisions herein.

10.       COLLECTION OF PERSONAL INFORMATION

10.1.     The Seller acknowledges and consents to:

(a)

the fact that the Purchaser and/or the Parent is collecting the Seller’s and the Seller Principal’s personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time) (“Seller Personal Information”);

(b)	the Purchaser and/or the Parent will retain such personal information for as long as permitted or required by Law or commercially reasonable business practices for publicly traded entities; and

(c)

the fact that the Parent may be required by the applicable securities laws of the applicable province, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any personal information provided under this Agreement or any of the Transaction Documents.

10.2.     The Seller agrees, acknowledges and consents that the Purchaser and the Parent, as the case may be, may use and disclose the Seller Personal Information as follows:

(a)	for internal use with respect to managing the relationships between and contractual obligations of the Purchaser, the Parent and the Seller;

(b)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(c)	for disclosure to securities regulatory authorities, the Exchange and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(d)

for disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(e)

for disclosure to professional advisers of the Purchaser and the Parent in connection with the performance of their professional services provided each such advisor is bound by confidentiality obligations no less stringent than confidentiality obligations set out in this Agreement;

(f)	for disclosure to any Person where such disclosure is necessary for legitimate business reasons and is made with the Seller’s prior written consent;

(g)	for disclosure to a court determining the rights of the Parties under this Agreement or any of the Transaction Documents; or

(h)	for use and disclosure as otherwise required or permitted by Law.

10.3.     The Seller authorizes the indirect collection of personal information (as defined in the applicable securities laws of the Province of Ontario) by the Ontario Securities Commission and confirms that the Seller has been notified by the Parent:

(a)	that the Parent will be delivering such personal information to the Ontario Securities Commission;

(b)	that such personal information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in the securities laws of the Province of Ontario;

(c)	that such personal information is being collected for the purpose of the administration and enforcement of the securities laws of the Province of Ontario; and

(d)

that the title, business address and business telephone number of the public official in the Province of Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is as follows:

Administrative Support Clerk
Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: 416-593-3684

11.       MISCELLANEOUS.

11.1.     Time shall be of the essence of this Agreement.

11.2.     This Agreement contains the whole agreement between the Parties hereto in respect of the purchase and sale of the Shares and there are no warranties, representations, liabilities, remedies, or other terms, conditions or collateral agreements expressed, implied or statutory, other than as expressly set forth in this Agreement.

11.3.     This Agreement may be amended or modified only by written instrument executed by each of the Parties affected thereby or by their respective successors and permitted assigns.

11.4.     This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Neither Party may assign this Agreement without the prior written consent of each of the other Parties hereto, which consent may be withheld for any reason whatsoever.

11.5.     Unless otherwise specifically provided for herein, each of the Companies, the Seller, the Parent and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisors, accountants and other advisors) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated hereby.

11.6.     The Parties waive their rights to wholly or partially rescind (“ontbinden”) this Agreement, to demand the rescission of this Agreement in legal proceedings pursuant to article 6:265 NCC or to nullify (“vernietigen”) or to otherwise reverse the transfer of Shares and other transactions contemplated hereby following Closing pursuant to article 6:228 NCC or to alter this Agreement pursuant to article 6:230 NCC.

11.7.     Any notice to be given under this Agreement shall be duly and properly given if made in writing and delivered or facsimiled to the addressee at the address as set out on page one of this Agreement for each of the Seller, the Purchaser and the Parent, and for each of the Seller, at the address set forth on such Seller’s signature page to this Agreement. Any notice given as aforesaid shall be deemed to have been given or made on, if delivered, the date on which it was delivered or, if facsimiled, on the next business day after it was facsimiled. Any Party hereto may change its address for notice from time to time by providing notice of such change to the other Parties hereto in accordance with the foregoing.

11.8.     This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties to this Agreement in relation to the matters dealt with in this Agreement. As regards, the mutual confidentiality provisions under Section 6.3(a), such provisions shall be considered to replace and cancel said Confidentiality Agreement by an between Parent and ModiQuest Research retroactively as of the date [20 October] 2017 in order to become binding by and between all Parties.

11.9.     lf any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then:

(a)     such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected; and

(b)     the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

11.10.     This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

11.11.     No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to make such waiver. In addition, no failure to exercise, nor any delay in exercising, on the part of a Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.

11.12.     This Agreement and any dispute, controversy or claim arising hereunder or in connection herewith, its subject matter or formation (including any dispute or claim relating to non-contractual obligations) shall be governed by and construed in accordance with the laws of the Netherlands.

11.13.     The Parties irrevocably agree that all disputes which may arise under or otherwise in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence and validity thereof, shall be finally and exclusively resolved by arbitration in the Netherlands in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut) taking into account the following:

(a)

the arbitral tribunal shall be composed of three (3) arbitrators of which at least one (1) shall be a lawyer with a Netherlands law degree or admitted or licensed to practise Netherlands law, each of them appointed in accordance with the applicable arbitration rules;

(b)	the place of arbitration shall be Amsterdam, the Netherlands;

(c)	the arbitration shall be conducted in accordance with the NAI Arbitration Rules then in effect, as modified herein;

(d)	the proceedings shall be conducted in the Dutch language;

(e)	the arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts);

(f)	the Parties shall not be precluded from applying for injunctive relief in summary proceedings (kort geding) before any competent court instead of an arbitration tribunal;

(g)	the right, if any, to discovery is excluded;

(h)	neither the Parties nor the arbitration institute may have the arbitral award published; and

(i)	consolidation of the arbitral proceedings with other arbitral proceedings pending in the Netherlands, as provided for in section 1046 of the Dutch Code of Civil Procedure, is excluded.

(j)

The award of the arbitrators shall be final and binding on the Parties and may be presented by any of the Parties for enforcement in any court of competent jurisdiction and the Parties hereby consent to the jurisdiction of such court solely for purposes of enforcement of this arbitration agreement and any award rendered hereunder. In any such enforcement action, irrespective of where it is brought, none of the Parties will seek to invalidate or modify the decision of the arbitrators or otherwise to invalidate or circumvent the procedures set forth in this Section 11.13 as the sole and exclusive means of settling or resolving such dispute.

(k)	The fees of the arbitrators and the other costs of such arbitration shall be borne by the Parties in such proportions as shall be specified in the arbitration award.

— EXECUTION PAGES FOLLOW —

lN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

IMMUNOPRECISE ANTIBODIES LTD.	IMMUNOPRECISE NETHERLANDS B.V.
by its authorized signatory:	by its authorized signatory:

Jennifer Bath	Guy Jérôme Champagne
President and CEO	Managing director

IMMUSYS B.V.
By its authorized signatory:

Jos Raats
Managing director

MODIQUEST RESEARCH B.V.	IMMULEASE B.V
By its authorized signatory:	By its authorized signatory:

lmmusys B.V., on its behalf	Immusys B.V., on its behalf
Jos Raats	Jos Raats

[Signature page – Share Purchase Agreement]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

IMMUNOPRECISE ANTIBODIES LTD.	IMMUNOPRECISE NETHERLANDS B.V.
by its authorized signatory:	by its authorized signatory:

Jennifer Bath	Guy Jérôme Champagne
President and CEO	Managing director

IMMUSYS B.V.
By its authorized signatory:

Jos Raats
Managing director

MODIQUEST RESEARCH B.V.	IMMULEASE B.V
By its authorized signatory:	By its authorized signatory:

lmmusys B.V., on its behalf	lmmusys B.V., on its behalf
Jos Raats	Jos Raats

[Signature page – Share Purchase Agreement]

SCHEDULE 2.2

to Share Purchase Agreement

dated the 15th day of March, 2018

Seller

Seller	No. of Shares	Class of ModiQuest Research Shares
lmmusys B.V.	180 (each one hundred euro)	Ordinary shares

Total	180

Seller	No. of Shares	Class of lmmulease Shares
lmmusys B.V.	18,000 (each one euro)	Ordinary shares

Total	18,000

SCHEDULE 4.3

to Share Purchase Agreement

dated the 15th day of March, 2018

Share Capitalization of ModiQuest Research

Designation of Security	Amount Authorized	Amount Outstanding
Shares	900	180
Share Purchase Warrants	Not Applicable	Nil
Stock Options	Not Applicable	Nil

Share Capitalization of lmmulease

Designation of Security	Amount Authorized	Amount Outstanding
Shares	90,000	18,000
Share Purchase Warrants	Not Applicable	Nil
Stock Options	Not Applicable	Nil

SCHEDULE 4.14

to Share Purchase Agreement

dated the 15th day of March, 2018

Material Contracts of ModiQuest Research and lmmulease

Each of those agreements and contracts set forth in the Data Room under the heading “Material Contracts.”

SCHEDULE 4.19

to Share Purchase Agreement

dated the 15th day of March, 2018

Premises of ModiQuest Research and lmmulease

ModiQuest Research – Leasehold Premises

Kloosterstraat 9, 5349 AB (postal address: lndustrielaan 63, 5349 AE) Oss, RE 2120, 2140/01, 2142, 2142/01, 2122, 2132, 2134, 2140, 2144, 2201, 2302, 3214, 3214/01, 0328, 0328/01, 0330, 0330/01, 3216, forming part of Pivot Park (OLSP Exploitatie BV), more particularly described in that lease agreement dated January 22, 2018 among OLSP Exploitatie BV and ModiQuest Research.

SCHEDULE 4.20

to Share Purchase Agreement

dated the 15th day of March, 2018

lntellectual Propertv

None other than:

1.	(non-registered) copyrights regarding the documentation and know how owned by Modiquest Research;
2.	tradenames: Modiquest Research B.V. and lmmulease B.V.
3.	trademark: Modiquest logo
4.	trademark: Modiquest product/service mark is in process of registration by lmmusys. EUTM registration number 014916506 (Nice classes 1, 5, 42, 45)

Licenses Granted on the lntellectual Property

Those licenses granted to ModiQuest BV and ModiQuest Therapeutics BV set forth in the Disentanglement Agreement.

SCHEDULE 6.1

to Share Purchase Agreement

dated the 15th day of March, 2018

Permitted Dividend

1.

The Parties acknowledge and agree that prior to Closing, the Seller (as shareholder of ModiQuest Research) has resolved to make a dividend payment in the total amount of €54,605 (the “Dividend”), which Dividend has been approved by the management board of ModiQuest Research as required in accordance with section 2:216 of the Dutch Civil Code.

2.

The Parties further acknowledge and agree that after Closing, the Purchaser shall resolve to make additional dividend distributions of up to €160,000 in the aggregate (the “Additional Dividend Distribution”), subject to the following conditions:

(a)

On or before December 31, 2018, and subject to paragraph (c), the Additional Dividend Distribution shall not be payable unless after payment of the Additional Dividend Distribution, ModiQuest Research will have net working capital equal to or greater than €250,000;

(b)

After December 31, 2018, and subject to paragraph (c), the Additional Dividend Distribution shall be payable regardless of the amount of net working capital left in ModiQuest Research after payment of the Additional Dividend Distribution; and

(c)

The Additional Dividend Distribution is permitted under applicable law (including the management board of ModiQuest Research having approved such Additional Dividend Distribution in accordance with section 2:216 of the Dutch Civil Code).

3.

lf sufficient funds are not available for the payment of the entire Additional Dividend Distribution at one instance without violating the conditions set forth in Section 2, the Purchaser shall make partial dividend distributions (a “Partial Additional Dividend Distribution”) to the extent that such Partial Additional Dividend Distributions may be made without violating the conditions set forth in Section 2 until the entire aggregate amount of the Additional Dividend Distribution has been paid, and further provided that the Purchaser shall not be required to make Partial Additional Dividend Distributions unless the Partial Additional Dividend Distribution that may be made without violating the conditions set forth in Section 2 is greater than or equal to (i) €25,000 or (ii) the total amount of the Additional Dividend Distribution remaining to be distributed, whichever is less.

4.

Upon payment of the Additional Dividend Distribution or a Partial Additional Dividend Distribution, the Purchaser shall pay to the Seller, as additional purchase price for the ModiQuest Research Shares, an amount equal to the Additional Dividend Distribution or Partial Additional Dividend Distribution so paid.

APPENDIX A

to Share Purchase Agreement

dated the 15th day of March, 2018

Amendment Agreement to Management Agreement

(See Attached)

APPENDIX B

to Share Purchase Agreement

dated the 15th day of March, 2018

Disentanglement Agreement

(See Attached)